Exhibit 23.6

May 8, 2009

General Motors Corporation

300 Renaissance Center

Detroit, MI 48265

Re:	Consent of Hamilton, Rabinovitz and Associates, Inc.

Ladies and Gentlemen:

Hamilton, Rabinovitz and Associates, Inc., an independent firm expert in asbestos valuation, hereby consents to the incorporation by reference and to the use of and references to (i) its name and (ii) its review of and reports concerning estimates of General Motors Corporation’s liability exposure for pending and unasserted asbestos-related claims in and in connection with Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-158802) of General Motors Corporation to be filed with the Securities and Exchange Commission on or about May 12, 2009.

Sincerely,

/s/ Dr. Francine F. Rabinovitz
Dr. Francine F. Rabinovitz, President Hamilton, Rabinovitz & Associates, Inc.